DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300
September 27, 2024
VIA EDGAR CORRESPONDENCE
Valerie J. Lithotomos, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Brown Advisory Funds
    File Nos. 333-181202 and 811-22708
Dear Ms. Lithotomos:
On behalf of Brown Advisory Funds (the “Trust” or the “Registrant”), I wish to respond to the comments that you recently provided to me via telephone with respect to your review of the Trust’s filing of Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A of the Trust that was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, relating to a proposed new series of the Trust, the Brown Advisory – WMC Japan Equity Fund (the “Fund”), which will be managed and advised by Brown Advisory LLC, the investment adviser and manager for the Trust (the “Adviser”), and will be sub-advised by Wellington Management Company LLP (“”Wellington” or “WMC”). The proposed responses on behalf of the Trust to each of your comments are set forth below.
1.Comment: Front Cover Page and Related Prospectus and SAI Disclosure. On the Front Cover Page, the name of the Fund is disclosed as being the “Brown Advisory -WMC Japan Equity Fund”, and in the Prospectus and in the Statement of Additional Information (the SAI”) it is noted that Wellington Management Company LLP serves as the Fund’s sub-investment adviser, however, the related disclosure does not clearly state that the “WMC” referred to in the Fund’s name is a reference to Wellington Management Company LLC. Accordingly, please consider adding disclosure clarifying that the phrase “WMC” as used in the name of the Fund is intended to reference Wellington Management Company LLP, the Fund’s sub-investment adviser.
Response: Additional disclosure has been added consistent with the comment.
2.Comment: Prospectus and SAI Disclosure – General Comment. Please confirm supplementally that in all places in the Prospectus and SAI where there are currently blanks appearing in the disclosure, these blanks will be completed with updated and responsive disclosure prior to the Fund going effective.
Response: This will confirm that the Prospectus and SAI will each be updated prior to the Fund’s effectiveness with disclosure that supplements the currently missing disclosure so that the final disclosure materials will be complete in all respects.
3.Comment: Prospectus Page 1 – Summary Section – Fee Table - Fees and Expenses of the Fund. In the paragraph appearing under the section captioned “Fees and Expenses”, the second sentence of the paragraph should be presented using bolded text.
Response: The disclosure has been revised consistent with the comment.
4.Comment: Prospectus Page 1 – Summary Section – Fee Table – Annual Fund Operating Expenses. In the section of the Fee Table captioned “Annual Fund Operating Expenses”, there is no disclosure included reflecting any potential fee waivers and/or expense reimbursements that the Fund may be subject to during its first full year of investment operations pursuant to the terms and conditions of the Expense Limitation Agreement that is applicable to the Fund. Please confirm supplementally that this disclosure is accurate and that the Fund is not expected to be subject to the terms of the Expense Limitation Agreement during its initial twelve months of investment operations.
Response: This will confirm that based upon the total amount of assets projected to be invested in the Fund during its first twelve months of investment operations, it is not expected that the Fund will be subject to the provisions of the Expense Limitation Agreement that is applicable to the Fund.
5.Comment: Prospectus Page 2 – Summary Section - Principal Investment Strategies. In the fourth paragraph under the section titled “Principal Investment Strategies” on Page 2, the disclosure states that: “The Fund may invest up to 20% of its net assets in securities of companies that are established or operating in countries outside of Japan, which may include less developed and emerging markets countries as well as other developed market countries.” Please provide additional disclosure discussing the nature of these other countries, consisting of less developed and emerging markets countries, that the Fund may invest in.
Response: The Trust acknowledges the Staff’s comment – however – because the Fund does not anticipate investing a material amount of its assets in countries outside of Japan, notwithstanding the fact that it is otherwise permitted to do so with respect to up to 20% of its assets, it has determined not to add such additional disclosure at this time. In the event that the Fund does determine that it would be advisable to invest a material amount of its assets in countries outside of Japan consistent with its ability to do so, including in emerging markets and in less developed countries, such additional disclosure would then be added at that time.

6.Comment: Prospectus Page 2 – Summary Section - Principal Investment Strategies. In the sixth paragraph under the section titled “Principal Investment Strategies” on Page 2, the disclosure states that: “The Fund may sell its portfolio securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.” Please confirm supplementally the types of investments that would qualifying as “more promising opportunities” when the decision is made to sell portfolio securities in order to redeploy assets and please further confirm that these assets would be consistent with the Fund’s stated principal investment strategies.
Response: This will confirm that in the event that a decision is made by the Fund to sell securities for purposes of redeploying its assets “into more promising opportunities”, any such new investments that would be acquired by the Fund under such circumstances would consist solely of investments that are entirely consistent with the Fund’s stated principal investment strategies and that have been deemed to represent a more suitable use of the Fund’s capital when compared to the investment that has been identified to be sold.
7.Comment: Prospectus Page 3 – Summary Section - Principal Investment Risks. Please re-order the principal risks of the Fund in the order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust acknowledges the Staff’s comment – however - the Trust notes that it is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Trust believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time based on a variety of economic, market and other factors. Therefore, the Trust believes that re-ordering its current risk disclosure to emphasize certain risks over others could potentially be misleading to investors. Accordingly, no changes have been made in response to this comment.
8.Comment: Prospectus Page 3 – Summary Section - Principal Investment Strategies. Please consider adding as a principal investment risk the types of risks posed by cybersecurity threats.
Response: The Trust acknowledges the Staff’s comment – however - it does not believe that cybersecurity risk is a principal risk for the Fund at the present time. The Trust believes that the disclosure as set forth in the Fund’s SAI under the section captioned “Cyber Security Risk” adequately discloses any associated cybersecurity risks that may be applicable to the Fund’s operations. Accordingly, the Trust respectfully declines to make any changes in response to this particular comment.
9.Comment: Prospectus Page 3 – Summary Section - Principal Investment Risks. The Fund’s “Principal Investment Risks” section includes disclosure regarding “Private Placement Risk”. Please confirm supplementally whether the Fund intends to invest in privately issued securities as a part of the Fund’s principal investment strategies. If the Fund intends to invest in privately issued securities as a part of the Fund’s principal investment strategies, please add appropriate disclosure to the Fund’s “Principal Investment Strategies” sections of the Prospectus. If not, please consider removing the “Private Placement Risk” disclosure.
Response: This will confirm that the Fund will not be making investments in privately issued securities as part of its principal investment strategies, and, accordingly, the subject disclosure describing the risks associated with investments in privately issued securities has been deleted in full.
10.Comment: Prospectus Page 21 – Choosing a Share Class - Class Comparison. In the chart summarizing the differences between the three classes of shares of the Fund, it is disclosed that Institutional Shares are not subject to any shareholder servicing fees. Please confirm supplementally that this disclosure is accurate.
Response: This will confirm that the disclosure is accurate as presented as the Institutional Shares of the Fund are not subject to any shareholder servicing fees.
11.Comment: Statement of Additional Information Page 19 – Fundamental Limitations - Concentration. The Fund’s fundamental limitation with respect to concentration states that: “The Fund may not purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry.” Please consider revising this provision to add the phrase “or group of industries” immediately following “in the same industry” in order to more closely track the provisions of Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended, with respect to the Fund’s industry concentration policy.
Response: Additional disclosure has been added consistent with the comment.
*    *    *    *
I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Monica Patel at (415) 262-4552 with any questions or comments you may have regarding the foregoing.
Very truly yours,
/s/ Patrick W.D. Turley